Filed by: Columbia Banking System, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Umpqua Holdings Corporation

Commission File No.: 001-34624

This filing relates to the proposed transaction between Umpqua Holdings Corporation (“Umpqua”) and Columbia Banking System, Inc. (“Columbia”) pursuant to the Agreement and Plan of Merger, dated as of October 11, 2021, by and among Umpqua, Columbia and Cascade Merger Sub, Inc.

General Information

Why pursue a combination like this?

Columbia and Umpqua are both strong and successful banks in their own right. Each is highly regarded in our communities and across the industry. Bringing our organizations together in a true partnership will help us deliver on our long-term strategic vision while enhancing our ability to serve all our stakeholders. This is a strategic combination that will create expanded opportunities for our team members and enable us to serve clients through a more comprehensive suite of solutions. It will also create tremendous value for shareholders and further strengthen our ongoing investment in our communities.

The banking landscape in the Northwest and Western United States is evolving. Our markets are highly desirable and continue to draw interest from banks headquartered in other areas of the country. Recent news of the First Interstate Bank and Great Western Bank combination marks a new wave of industry consolidations that will change the size and capabilities of banks in our markets. Partnerships like this may substantially alter the slate of our competitors by producing more capable regional institutions. Our combined deposit market share will position us as the second largest regional bank on the West Coast. When you combine that with the talent and expertise from both banks, you get a regional banking franchise that hasn’t been seen in our markets since the 90s.

Who is Umpqua Bank?

Umpqua Bank is the largest bank headquartered in the Pacific Northwest, with more than $30 billion in assets and more than 200 locations across the Western United States. Since they opened their doors in 1953, they have maintained their values while continuing to grow. Umpqua believes that by helping businesses and families thrive, they build economic vitality that extends far beyond their doors. By caring about their customers, communities and one another they’re creating opportunities to make a difference both as individuals and as a company.

Why Umpqua Bank?

Umpqua shares our relationship-based style of banking, a common commitment to creating a great workplace for team members and a deep passion for supporting the communities we serve. Our partnership also furthers the vision of both banks while preserving the values that have guided our organizations to success through prosperous and difficult times. In considering a combination of this size, it was important to ensure the values that drive our cultures, which are responsible for our success, continue to thrive. Both banks share common values, though we have different ways of expressing them. After the transaction closes and as we then begin to integrate our organizations, we will work together to determine how our combined cultures speaks to those values.

When will this take place?

Our partnership is still subject to all customary regulatory and shareholder approvals. This process will unfold over the months to come but we anticipate a close to occur in the middle of 2022. Until that time, Columbia and Umpqua will remain separate, independent companies and we continue to operate as usual. This means that we must continue to focus on our day-to-day responsibilities to support our clients and communities.

Will the Bank’s name change and when?

Our partnership includes a variety of name combinations that allow us to continue to benefit from the brand recognition we have built over the years. The name of our parent company will remain Columbia Banking System, Inc. and our stock will be traded under the COLB symbol. The name of the combined bank will be Umpqua Bank and we will operate our wealth management offering under the banner of Columbia Wealth Management. All of these changes will become effective as of the close of the partnership.

Did the bank sell or did we acquire Umpqua?

No, we did not sell the bank and we did not acquire Umpqua. The term merger and acquisition are often confused in these announcements so we elected to avoid using them entirely. The structure of this announcement makes the nature of our partnership clear. This is a true combination. The Board and Executive Teams of both banks will be blended to produce the combined leadership team. The Columbia name will be leveraged for our holding company and our wealth management division. The Umpqua name will be used for the broader bank and all of our brands will be updated to work in harmony together. This kind of blended leadership and branding does not occur in an acquisition.

What will leadership of the combined bank look like?

As part of this partnership, we will have upon closing a new blended executive team that is evenly comprised of leaders from both banks. Clint Stein will serve as the combined bank CEO with Cort O’Haver serving as Executive Chair. The rest of the executive team includes the following leaders and roles:

From the Columbia team:

•	Chris Merrywell will be President of Consumer Banking

•	Kumi Baruffi will be General Counsel

•	Lisa Dow will be Chief Risk Officer

•	Eric Eid will be Chief Integration Officer

•	David Moore Devine will be Chief Marketing Officer

From the Umpqua team:

•	Tory Nixon will be President of Commercial Banking

•	Drew Anderson will be Chief Administrative Officer

•	Sheri Burns will be Chief Human Resources Officer

•	Ron Farnsworth will be Chief Financial Officer

•	And Frank Namdar will be Chief Credit Officer

Aaron Deer will assume the role of Chief Strategy and Innovation Officer and will support Eric Eid in the new Office of Integration, which will be responsible for all aspects of integrating our companies following closing.

Both Andy McDonald and Dave Lawson will continue to support the bank through the transition and will enjoy a well-deserved retirement afterward.

If I am contacted by the press, what should I do?

A member of the press may contact you looking for a comment on the merger. Do not speak with the press.

Please direct all press inquiries to:

Joele Frank, Wilkinson Brimmer Katcher

Steve Frankel / Jamie Moser / Adam Pollack

(212) 355-4449

Where can I find more information about Umpqua?

Information about Umpqua Bank products and services can be found at UmpquaBank.com. Additional information surrounding the transition, culture and your new partners will be shared in the coming weeks through regular communication.

A new Bridge connection between our banks has been built on The Lobby. To access, select “Bridge” > “Umpqua” from the top menu on any page.

Team Member Information

What does this mean for me?

Being part of a larger organization brings many benefits, including a significantly increased opportunity for career growth and development across the combined company. As a larger organization, we’ll be able to provide an even broader range of career opportunities for you to grow in your current role and also explore new ones, including expanded opportunities for leadership growth and development.

When will I know my role in the combined company?

We understand how important this information is to you and your family and we are committed to getting it to you as soon as possible. While there is overlap between our companies, operating and growing a $50 billion bank will require the combined talent of both banks to continue providing clients with the premium level of service they have come to expect from us. Team members who are not offered ongoing employment often transition to other open roles within the company as roles become available through normal turnover. If a team member does not pursue another role in the company, they will be offered a severance package that is based on years of service.

Will my title or salary change?

Job titles will be reviewed and integrated into a common list of job families for the combined bank following the close of the merger. More information on any changes will be available at that time. Team members continuing in the same or equivalent role will not experience a reduction in salary.

Will I have to relocate?

We don’t anticipate many relocations will be necessary as we work to combine teams. Both banks successfully operate teams in various locations across our shared footprint and collaboration technology leveraged during the pandemic has significantly improved these options. While we don’t anticipate many relocations, team members may enjoy exploring additional employment opportunities throughout the new geography of our combined bank.

Will I receive a severance package if my employment does not continue?

Team members who are separated as a result of the merger will be offered severance pay based on years of service. Team members may also consider pursuing other roles that become available within the company as part of normal turnover.

Where will I be able to check for job openings in the combined bank?

Open positions will be posted on The Bridge, our combined intranet, at close. While positions will continue to be posted at columbiabank.com and umpquabank.com, some positions are only offered to internal team members. It is best to use the to the link on The Bridge when it becomes available to ensure you see a complete listing of available positions.

I have a performance assessment coming up; will it look different?

No, your performance assessment process should look the same as it always has. This process may change some time after the close of the merger. Your supervisor or team leader will make you aware of any change to the process at that time.

What will happen to my current benefits?

Team members will continue to be covered under the current benefits program. Please ensure you complete your 2022 benefits election during the upcoming open enrollment period that begins on October 25. Both companies offer comparable and competitive benefits solutions that include:

• Medical • Prescription • Vision • Dental • Business Travel Accident • Life Insurance • Accidental Death and Dismemberment • Long Term Disability • Employee Assistance Program	• Flexible Spending Plan • 401(k) Plan • Employee stock purchase plan • Tuition Assistance • Paid Vacation • Holiday Pay • Personal Day Pay • Sick Leave

What will happen to our incentive plans?

Both banks operate competitive incentive plans that reward team members for their contribution to our success. There are no changes to our 2021 incentive plans and your 2022 incentive plan will follow our traditional format. A final incentive plan for the combined company will be produced for 2023 following closing. More information will be provided well in advance of any changes.

Can I buy or sell Columbia Banking System or Umpqua Holdings stock now?

You may continue to transact in COLB & UMPQ stock as long as (i) you are not in possession of material nonpublic information about the company, and (ii) you have not been notified that you are in a trading restricted period. Please contact Kumi Baruffi if you have questions about our Insider Trading Policy.

How can I ask a question or express a concern during the transition?

We understand that you may have questions and we want to answer them as quickly as we can. At this time, you may submit any questions you have confidentially through a special questions portal on The Bridge. We will work to answer your questions as quickly as possible. Answers to questions will be distributed through a weekly communication to ensure other team members see the answer.

If your question is unique to your situation or personal in nature, a member of our HR team will reach out to you confidentially.

Client Information

What does this mean for clients?

This partnership is an exciting opportunity for clients of both banks. The combined organization will be able to provide clients with access to a broad network of locations and ATMs that spans the West Coast, a robust suite of combined financial solutions to meet their business and personal needs and a continuing commitment to provide premium levels of service. In addition, clients will continue to see our combined company and team members as active partners in our communities.

Following the close, we will complete a conversion of systems and processes by the end of March 2023. The conversion will ensure all of our clients are able to access the benefits and services of our combined organization. Making the transition a smooth experience is our top priority as we move forward.

Importantly, until the transaction closes, which, subject to the satisfaction of certain closing conditions, including the receipt of regulatory and shareholder approvals, we expect to occur in mid-2022, Columbia and Umpqua remain separate, independent companies. This means we are continuing to operate as normal, and clients should see no change in the way we support them.

Will there be any interruption to client services?

No, clients can continue to bank as they usually would with no interruption to the services they enjoy today. Clients can continue to use their debit cards, checks, online banking, apps and all other services as they always have. Following closing, we expect a systems conversion will occur by the end of March 2023 with a great deal of planning, preparation, education and communication for both our team members and clients.

What about clients who have a loan in process?

Clients will continue to move through the same loan process they’re used to at this time. Any changes to the loan process that occurs in the future will be communicated to you well in advance. We’re eager to continue meeting the variety of lending and banking needs in our communities.

What will happen to our accounts and services?

Nothing will change prior to the close of the merger (Integration Day). The majority of changes will occur at the time of the systems conversion, which is expected to occur by the end of March 2023. A handful of changes are usually necessary on Integration Day due to consumer regulatory requirements. As the conversion project team moves forward, the need for any changes will become clear and we’ll make sure that you and our clients know of any changes well in advance.

Will there be any branch closures?

Due to the overlap between some retail locations in our footprint, there may be some consolidation as we combine our organizations. We’ll begin to evaluate a variety of factors from location to client experience in the coming months in order to develop a plan to consolidate these locations and combine the teams that operate them. We’ll share that with you as soon as possible.

Can clients use branches at both banks?

Clients will only be able to transact business at the bank where they opened their accounts until the close of the partnership (Integration Day). At that time, their everyday banking will be possible at any of our combined bank locations. Instructions, procedures and training to accommodate these capabilities will be provided in advance.

Can clients use ATMs at both banks without a fee?

Clients must continue to use ATMs at the bank where they opened their accounts to avoid a Foreign ATM Fee until the close of the partnership (Integration Day). At Integration Day, clients will be able to use all ATMs from either bank without incurring Foreign ATM Fees.

Are rates changing?

Rates have not changed as a result of the proposed merger. You will continue to manage rates as you always have until Integration Day. At that time, we’ll adopt combined pricing and rate management processes. Plenty of communication about any changes will be provided in advance.

Community Engagement Information

What happens with our current sponsorships and contributions?

Your existing sponsorships and contributions will continue as planned throughout 2021. Please continue to input your 2022 sponsorship requests through the sponsorship request portal on The Lobby. Your request will be reviewed and approved through our usual annual process.

What will community engagement look like?

Both banks are deeply invested in our communities and provide a variety of programs for team members to give back. From paid volunteer time during normal operating hours to matching employee gift programs and other features, we are excited to continue supporting the work you do to make our communities a great place to live.

In the coming months, we will look at how we combine our community engagement programs to continue meeting the variety of need both organizations support today.

Merchants Client and Team Member Information

In addition to the FAQs already provided in this document, below are answers to questions specifically for Merchants Bank of Commerce team members.

Merchants Bank of Commerce Clients should continue to bank as usual

There will be no interruption in access to client’s accounts or services. They may continue to use their debit and credit cards, checks, apps, online banking and all other services as they always have. They will continue to access online banking through the Merchants Bank of Commerce website. They should continue to make loan payments as they always have. Additionally, they should continue to work with you for any of their banking needs.

Does this announcement change when the conversion of Merchants accounts and services to Columbia will occur?

No, we are continuing to move forward to integrate Merchants Bank of Commerce systems to Columbia Bank systems with a completion date scheduled in March 2022. In early 2022 clients will begin to receive important information regarding the conversion of their accounts and services to those offered by Columbia Bank as we work through the transition. You will always be provided with these client communications in advance of them being sent to clients.

Are any Merchants Bank of Commerce branches going to close?

Due to the overlap between some Columbia and Umpqua retail locations in our footprint, there may be some consolidation as we combine our organizations. We’ll begin to evaluate a variety of factors from location to client experience in order to develop a plan to consolidate these locations and combine the teams that operate them. Any branch consolidations will be communicated to you well in advance.

After the partnership between Columbia and Umpqua closes, will the Merchants Bank of Commerce name remain?

At this time, we will continue to operate as Merchants Bank of Commerce, a division of Columbia Bank. We will provide you with any information about any changes to the Merchants Bank of Commerce name well in advance.

Does this change anything about my severance package?

No, this does not change anything about the terms of your current severance package.

Will we still move to our new benefits plans in January?

Yes, you are still scheduled to move to new benefits plans in January. More details about the benefit offerings and Open Enrollment period will be available in the coming weeks.

Are we still going to do the Pass It On Project?

Yes, Columbia is still committed to providing $500,000 to the Northern California market. Later this month you will receive more details about the Pass It On Project and how you can recommend your client to be a participant in the project.

FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Umpqua Holdings Corporation (“Umpqua”) and Columbia Banking System, Inc. (“Columbia”), the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and Umpqua’s and Columbia’s respective businesses, results of operations, and financial condition; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board or the effects of any declines in housing and commercial real estate prices, high or increasing unemployment rates, or any slowdown in economic growth particularly in the western United States; volatility and disruptions in global capital and credit markets; movements in interest rates; reform of LIBOR; competitive pressures, including on product pricing and services; success, impact, and timing of Umpqua’s and Columbia’s respective business strategies, including market acceptance of any new products or services and Umpqua and Columbia’s ability to successfully implement efficiency and operational excellence initiatives; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; changes in laws or regulations; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement to which Umpqua and Columbia are parties; the outcome of any legal proceedings that may be instituted against Umpqua or Columbia; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; changes in Umpqua’s or Columbia’s share price before closing, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Umpqua and Columbia do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Umpqua and Columbia successfully; the dilution caused by Columbia’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Umpqua and Columbia. Additional factors that could cause results to differ materially from those described above can be found in Umpqua’s Annual Report on Form 10-K for the year ended December 31, 2020 and its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2021 and June 30, 2021, which are on file with the Securities and Exchange Commission (the “SEC”) and available on Umpqua’s investor relations website, www.umpquabank.com, under the heading “Financials,” and in other documents Umpqua files with the SEC, and in Columbia’s Annual Report on Form 10-K for the year ended December 31, 2020, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2021 and June 30, 2021, which are on file with the SEC and available on Columbia’s website, www.columbiabank.com, under the heading “Financial Information” and in other documents Columbia files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Umpqua nor Columbia assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction (the “Transaction”), Columbia will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Umpqua and Columbia and a Prospectus of Columbia, as well as other relevant documents concerning the Transaction. Certain matters in respect of the Transaction involving Umpqua and Columbia will be submitted to Umpqua’s and Columbia’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Umpqua and Columbia, without charge, at the SEC’s website, www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Umpqua Holdings Corporation, Attention: Andrew Ognall, One SW Columbia Street, Suite 1200, Portland, OR 97204, 503-727-4100 or to Columbia Banking System, Inc., Attention: Investor Relations, P. O. Box 2156, MS 3100, Tacoma, WA 98401-2156, 253-471-4065.

PARTICIPANTS IN THE SOLICITATION

Umpqua, Columbia, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Umpqua and Columbia in connection with the Transaction under the rules of the SEC. Information regarding Umpqua’s directors and executive officers is available in Umpqua’s definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the SEC on March 5, 2021, and other documents filed by Umpqua with the SEC. Information regarding Columbia’s directors and executive officers is available in Columbia’s definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the SEC on April 12, 2021, and other documents filed by Columbia with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus relating to the Transaction. Free copies of this document may be obtained as described in the preceding paragraph.